SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           Schedule 13D

             Under the Securities Exchange Act of 1934

                   Seagull Energy Corporation
                         (Name of Issuer)

                  Common Stock $0.10 Par Value
                 (Title of Class of Securities)

                           812007-10-2
                          (CUSIP Number)

           Steven M. Plon, Esquire, Silverman Coopersmith & Frimmer
Two Penn Center Plaza, Suite 910, Philadelphia, PA  19102, (215) 636-4482
          (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                        February 2, 1998
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the claim of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this coverage page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812007-10-2              13D                    Page 2 of 7


1.  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Leon S. Gross S.S. No. ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)
    (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF and 00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    3,243,389

8.  SHARED VOTING POWER

    0

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    3,243,389 [Shares are subject to Margin Account Agreements]

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,243,389

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.13% of the issued and outstanding stock

14. TYPE OF REPORTING PERSON*

    IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D                   Page 3 of 7

     This Schedule 13D is being filed by the undersigned in accordance with Rule 13d-2(a) of the general rules and regulations under the Securities Exchange Act of 1934, as amended
(the "Exchange Act").

                               SCHEDULE 13D

     Item 1.  Security and Issuer.

     This statement relates to the common stock, $0.10 par value per share (the "Shares") of Seagull Energy Corporation, a Texas corporation (the "Issuer").

     Item 2.  Identity and Background.

     This statement is being filed by Leon S. Gross ("Mr.
Gross").

     Mr. Gross' business address is c/o Enterprises, Inc., River Park House, 3600 Conshohocken Avenue, Philadelphia, Pennsylvania, 19131. Mr. Gross is President of Enterprises, Inc., a privately held corporation engaged in the business of marketing small consumer items. The company's business address is the same as Mr. Gross' business address. Mr. Gross's principal occupation at this time is as a private investor in publicly held corporations.

     Mr. Gross has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Gross is a citizen of the United States.

     Item 3.  Source and Amount of Funds or Other Consideration.

     The Shares of the Issuer owned by Mr. Gross were acquired at an aggregate cost of $49,949,334. The funds required for the purchases of the shares owned by Mr. Gross were provided, in part, from Mr. Gross' personal funds and, in part, from funds borrowed by Mr. Gross by purchasing such Shares through his margin accounts at Advest, Inc. ("Advest"), Dean Witter Reynolds, Inc. ("Dean Witter"), Donaldson, Lufkin & Jenrette Securities Corporation ("Donaldson, Lufkin & Jenrette"), Goldman, Sachs & Co. ("Goldman Sachs"), Gruntal & Co., Inc. ("Gruntal"), Lehman Brothers, Inc. ("Lehman Brothers"), Merrill Lynch, Inc. ("Merrill Lynch"), Prudential Securities Incorporated ("Prudential) and Smith Barney, Inc. ("Smith Barney")[collectively, the "Brokerage Firms"].

     Item 4.  Purpose of the Transaction.

     Mr. Gross has invested in the Shares of the Issuer primarily because of the possibility that it will be successful in its business activities. Mr. Gross may make dispositions and additional purchases subject to a number of factors, including market prices of the Shares and his continuing review of the business of and the prospects for the Issuer and general market and business considerations.

     Mr. Gross has no present plans or proposals which relate to, or which would result in, any changes specified in clauses (b) through (j) of Item 4 of Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.

     (a) Mr. Gross beneficially owns 3,243,389 Shares, representing 5.13% of the 62,243,000 issued and outstanding
Shares of the Issuer.

     (b) Mr. Gross has the sole power to vote all Shares beneficially owned by him. Mr. Gross' power to dispose of the Shares beneficially owned by him is subject to the respective rights of the Brokerage Firms under each of their respective Margin Account Agreements (as defined in Item 6 below).

     (c) Listed below are the acquisitions and dispositions of Shares by Mr. Gross which have occurred since December 2, 1997, which is the date sixty (60) days prior to the date of the event which requires filing of this Schedule 13D. The acquisitions were made through open market purchases.


        Acquisitions by Mr. Gross since December 2, 1997

     Date                    Number of Shares          Price Per Share

     12/12/97                     10,000                      $21.50
     12/24/97                      3,000                       21.00
     12/30/97                        200                       19.5625
     12/30/97                      3,300                       19.75
     01/07/98                     50,000                       20.00
     01/07/98                      1,000                       20.00

     01/26/98                      5,000                      $19.00
     01/26/98                        500                       18.150
     02/02/98                     50,000                       17.75
     02/02/98                     50,200                       18.0436
     02/02/98                     30,000                       17.625
     02/02/98                      1,100                       17.75
     02/03/98                     50,000                       18.00


        Dispositions by Mr. Gross since December 2, 1997

      Date                     Number of Shares          Price Per Share

     01/16/98                      3,000                      $17.50
     01/26/98                      1,000                       18.75
     01/27/98                     14,200                       18.0625
     02/02/98                      5,135                       17.75
     02/05/98                      3,600                       17.00
     02/05/98                      6,000                       17.125


     Item 6.  Contracts, Arrangements, Understanding or
     Relationship With Respect to Securities of the Issuer.

     (a) The 3,243,389 Shares of the Issuer owned by Mr. Gross are held subject to the following Margin Agreements (collectively, the "Margin Account Agreements"):

     (i) Margin Account Agreement by Mr. Gross in favor of Advest (although undated, the agreement was executed by Mr. Gross in 1992)(the "Advest Agreement");

     (ii) Margin Client Agreement dated September 1, 1994 by
     Mr. Gross in favor of Dean Witter (the "Dean Witter
     Agreement");

     (iii) Customer Agreement dated December 11, 1995 by Mr. Gross in favor of Donaldson, Lufkin & Jenrette and a certain Margin Agreement made by Mr. Gross in favor of Pershing, a division of Donaldson, Lufkin & Jenrette, dated November 22, 1995 (collectively, the "Donaldson Lufkin & Jenrette Agreement");

     (iv) Individual/Multi-Party Margin Account Application and Agreement by Mr. Gross in favor of Goldman Sachs
     (although undated, it was executed by Mr. Gross in June, 1994)(the "Goldman Sachs Agreement");

     (v) Client Agreement by Mr. Gross in favor of Gruntal and Co. dated October 30, 1995 (the "Gruntal
     Agreement");

    (vi) Client Agreement and Margin Account Agreement made by Mr. Gross in favor of Lehman Brothers dated November
    29, 1995 (the "Lehman Brothers Agreement");

    (vii) Service Client Agreement between Mr. Gross and Merrill
    Lynch & Co., Inc. dated November 25, 1997 (the "Merrill
    Lynch Agreement");

    (viii) Client Agreement by Mr. Gross in favor of
    Prudential dated May 12, 1992 (the "Prudential
    Agreement");

    (ix) Client Agreement dated September 1, 1994 by Mr. Gross in favor of Smith Barney (the "Smith Barney Agreement").

     (b) As of the date of this Schedule 13D, Mr. Gross' Shares are pledged with the Brokerage Firms as follows:

          Brokerage Firm           Number of Shares

          Advest                            155,728
          Dean Witter                        85,536
          Donaldson, Lufkin                 619,800
            & Jenrette
          Goldman Sachs                      77,065
          Gruntal                             6,500
          Lehman Brothers                 1,343,400
          Merrill Lynch                       2,600
          Prudential                        952,720
          Smith Barney                           40
                                           _________
             TOTAL                         3,243,389

Item 7.  Material to be Filed as Exhibits.

     Pursuant to Rule 311 of Regulation S-T, a copy of each of the Margin Account Agreements is being filed in paper format under cover of Form S-E as follows:

          Exhibit A -    Advest Agreement
          Exhibit B -    Dean Witter Agreement
          Exhibit C -    Donaldson Lufkin & Jenrette Agreement
          Exhibit D -    Goldman Sachs Agreement
          Exhibit E -    Gruntal Agreement
          Exhibit F -    Lehman Brothers Agreement
          Exhibit G -    Merrill Lynch Agreement
          Exhibit H -    Prudential Agreement
          Exhibit I -    Smith Barney Agreement


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 16, 1998
Date


/s/ Leon S. Gross
Leon  S. Gross